winds of change



FIDELITY D & D BANCORP, INC. 2006 ANNUAL REPORT

MESSAGE FROM THE CHAIRMAN AND THE PRESIDENT



Patrick J. Dempsey, Chairman of the Board

Change. It's a constant in our lives and in business. Tradition. It helps us be comfortable and cope with the complications of our daily lives. Sometimes it seems as if the two, change and tradition, are at odds with one another. But they also may be complementary. The famous Italian writer, Giuseppe di Lampedusa, may have said it best "If we want things to stay as they are, things will have to change."

The Fidelity Deposit and Discount Bank has strived for over one hundred years to help people and businesses with their financial needs. To continue with that tradition we have to continually adapt to a rapidly evolving financial landscape. Think about how much banking has changed since we were founded in 1903. In those days, the main features of a bank were a substantial, imposing building with an impenetrable vault. Now we move money all over the world... instantly, and we are all able to access our money 24 hours per day.

Throughout this year's annual report you'll see our theme is change, because, as Winston Churchill stated "To improve is to change; to be perfect is to change often." The changes we've made help us in many ways, but most importantly, to serve our customers more efficiently and effectively, all while adding more value.

Your Company has focused on all of these as we build a financial service organization of the future. We've continued to expand and improve our delivery channels so that our customers can interact with us how and when it's convenient for them. We've developed and instituted new products and services that differentiate us from our peers in the marketplace. From the newly formed Business Banking Unit to a highly effective Customer Care Center, from Remote Deposit to full-service ATMs, and from new products that make accessing a line of credit easy and convenient, to new and updated means of delivering our service, we've continually kept our ear to the needs of our customers.

Working to create a company for the future, our Commercial and Retail Divisions have worked diligently to build a sales force that can serve our customer base. We've hired and promoted well-qualified personnel to key positions and trained them to provide sound financial advice. The Trust and Asset Management Divisions continue to grow and succeed as we offer a multitude of world-class investment options locally.

We've made significant progress in a number of key areas. Our core consumer deposits (checking, savings and money market) have grown by 32 % this year. Our consumer and mortgage loan portfolios continued to post solid high-quality growth in a year touted as one in which the housing bubble would burst. Careful attention on the balance sheet helped us reduce dependence on high cost liabilities, refinance our high cost borrowings, and reduce our level of non-performing assets.

By keeping customer needs top of mind, we make better business decisions. Because of our strengthened focus on the customers, we've seen a considerable growth in a number of areas, which in turn, benefits you... our loyal Shareholder.

Patrick J. Dempsey, Chairman of the Board

Steven C. Ackmann, President & Chief Executive Officer



"If we want things to stay as they are, things will have to change."*

Steven C. Ackmann, President & Chief Executive Officer

*Giuseppe di Lampedusa, Italian writer 1896-1957 from The Leopold ch 1 (1957) translation by Archibald Colquhoun

FINANCIAL HIGHLIGHTS


ASSETS
290 330 370 410 450 490 530 570
$ in millions
2006
2005
2004
2003
2002
$562,317,988


NET LOANS
270 290 310 330 350 370 390 410
$ in millions
2006
2005
2004
2003
2002
$417,199,048


DEPOSITS
270 290 310 330 350 370 390 410
$ in millions
2006
2005
2004
2003
2002
$410,334,595


SHAREHOLDERS EQUITY
15 20 25 30 35 40 45 50
$ in millions
2006
2005
2004
2003
2002
$51,611,863


NET INCOME
1,700 2,100 2,500 2,900 3,300 3,700 4,100 4,500
$ in thousands
2006
2005
2004
2003
2002
$ 4,125,283

BOARD OF DIRECTORS



Mr. Patrick J. Dempsey is Chairman of the Board. He is also Chief Executive Officer of Dempsey Uniform & Supply, Inc. Mr. Dempsey has been a member of the Bank Board since 1985 and the Company Board



Mr. Steven C. Ackmann joined the Bank and Company in July 2004 as President and Chief Executive Officer. He has been a member of the Bank Board since July 2004.



Mr. Samuel C. Cali serves as Chairman Emeritus. He joined the Bank Board in 1958 and the Company Board in 1999. He is a retired business executive.



Mr. Michael J. McDonald is Vice Chairman of the Board. He is a partner with the law firm of Foley, McLane, Foley, McDonald and MacGregor, P.C. Mr. McDonald has been a member of the Bank Board since 1994 and the Company

	2006 Amount	2006 % Change	2005 Amount	2005 % Change	2004 Amount	2003 Amount	2002 Amount
FOR THE YEAR							
Net Interest Income	$ 17,168,601	-0.76%	$ 17,299,275	6.68%	$ 16,215,356	$ 14,224,964	$ 16,684,953
Net Income	$ 4,125,283	-10.16%	$ 4,591,697	36.48%	$ 3,364,474	$ 1,643,248	$ 4,046,173
Cash Dividends	$ 1,801,361	10.90%	$ 1,624,263	0.86%	$ 1,610,423	$ 1,601,898	$ 1,526,371
Return on Average Assets	0.73%		0.86%		0.61%	0.29%	0.70%
Return on Average Equity	8.31%		9.64%		7.51%	3.63%	9.47%
Net Interest Margin	3.31%		3.51%		3.20%	2.74%	3.10%
PER SHARE							
Net Income - Diluted	$2.01	-10.67%	$2.25	34.73%	$1.67	$0.82	$2.02
Cash Dividends	$0.88	10.00%	$0.80	-	$0.80	$0.80	$0.76
Book Value	$25.09	4.76%	$23.95	4.49%	$22.92	$21.91	$22.60
Weighted-Average Shares Outstanding	2,047,975	0.83%	2,031,211	0.86%	2,013,798	2,002,443	1,999,173
AT YEAR END							
Assets	$ 562,317,988	3.36%	$ 544,060,698	1.38%	$ 536,675,138	$ 575,215,466	$ 577,993,316
Earning Assets	$ 523,682,180	4.22%	$ 502,480,130	0.53%	$ 499,849,188	$ 535,579,648	$ 538,586,687
Investment Securities	$ 100,410,736	2.80%	$ 97,678,573	-15.55%	$ 115,668,818	$ 139,654,074	$ 145,945,207
Total Loans, net	$ 417,321,048	3.41%	$ 403,572,679	5.61%	$ 382,122,753	$ 386,845,217	$ 382,977,405
Deposits	$ 410,334,595	8.13%	$ 379,498,640	3.80%	$ 365,615,335	$ 401,442,546	$ 413,788,176
Borrowings	$ 96,192,360	-14.48%	$ 112,477,185	-7.54%	$ 121,653,234	$ 126,633,012	$ 114,213,014
Shareholders' Equity	$ 51,611,863	5.66%	$ 48,846,029	5.35%	$ 46,366,760	$ 43,931,899	$ 45,234,433
Shares Outstanding at Year End	2,057,433	0.87%	2,039,639	0.80%	2,023,529	2,005,347	2,001,314
RATIOS							
Net Loans to Deposits	101.70%		106.34%		104.51%	96.36%	92.55%
Non-performing Assets to Total Assets	0.65%		1.78%		1.99%	1.52%	1.47%
Equity to Assets	9.18%		8.98%		8.64%	7.64%	7.83%
Tier I Risk Based Capital	12.77%		11.99%		12.68%	11.61%	11.71%
Total Risk Based Capital	14.04%		13.26%		13.91%	12.88%	12.75%

Fidelity BANK
DEPOSIT & DISCOUNT Member FDIC
...WORKS FOR ME



Mr. Paul A. Barrett is Secretary of the Board of Directors. He is a principal shareholder with the law firm of O'Malley, Harris, Durkin and Perry, P.C. He joined the Bank Board in 1988 and the Company Board in 1999.



Mr. John T. Cognetti is Assistant Secretary of the Board of Directors. He is President of Hinerfeld Realty, Co. Mr. Cognetti joined the Bank Board in 1988 and the Company Board in 1999.



Mr. David L. Tressler, Sr. is a businessman with extensive banking expertise. He is a consultant with The Quandel Group, Inc. He took his seat on the Bank Board in 1998 and the Company Board in 1999.



Mrs. Mary E. McDonald is a retired educator with substantial business experience. She joined the Bank and Company Board in 2000.



Mr. Brian J. Cali maintains a private law practice. He joined the Bank and Company Board in 2001.

WINDS OF CHANGE


Business Banking Unit.

From left to right:
Aaron Kvergas, Business Banking Underwriter
Rosalia Strausser, Vice President & Business Banking Officer II
Jim Gorman, Executive Vice President, Senior Lender & Chief Commercial Banking Officer
John Cantarella, Vice President & Business Banking Sales Manager
Kathleen Timlin, Business Banking Officer
Marilyn Skettino, Vice President & Small Business Loan Manager
Harold Wesley, Assistant Vice President & Business Banking Officer



NIBBLES & BITS
"If I were to recommend a bank to a friend, I would point them in Fidelity's direction. I would emphasize that going to the right people with the right information will provide the results you need. Just like Fidelity did for me."
Mechele Corry - Nibbles & Bits, Dunmore, PA
FROM START TO FINISH, FIDELITY IS HERE FOR YOUR BUSINESS.
MECHELE CORRY - NIBBLES & BITS, DUNMORE, PA
"If I were to recommend a bank to a friend, I would point them in Fidelity's direction. I would emphasize that going to the right people with the right information will provide the results you need. Just like Fidelity did for me."
NIBBLES & BITS
Fidelity BANK
WORKS FOR ME
Call Us Today!
800-388-4380 Or
Visit Us Online At
www.bankatfidelity.com

1 of a series of 4 Fidelity Bank testimonial ads. The ads ran in the Scranton Times, Times Leader and Northeast Pennsylvania Business Journal.

CHANGES IN BUSINESS

Our Business Banking Unit, under the sales direction of John Cantarella and operationally under the direction of Marilyn Skettino, has continued to focus on bringing products to the market.

Focusing on the business market, we are able to give business owners a quicker more personalized answer to their loan applications. With the introduction of a Business Line of Credit Card, our business customers can access their line with a swipe on the keypad - simple and convenient when you need to make a larger purchase.

In addition, Doreen Santorsa was promoted to Cash Management Officer and is charged with growing the penetration of Cash Management products. New initiatives include our new Remote Deposit product, and an upgraded merchants services package.

Remote deposit capabilities are currently only available at larger banks. By continually upgrading our systems and focusing on the needs of our customer, we have been able to introduce customers like Prime Med and Eagle Warranty to the ease and simplicity of a "desktop bank," (as seen below) where they can make business check deposits without ever leaving the office.



Karen Swift, Specialist, Prime Med



Standing left to right:
Doreen Santorsa, Cash Management Officer
Nadine Marranca, Vice President & Senior Banking Operations Officer

Sitting:
Edmund Yaskulski, Vice President, Eagle Warranty


YOUR INVESTMENT
YOUR SUCCESS
YOUR ACCESS
Fidelity BANK
Business Card
1234 1234 1234 1234
GOOD THRU LAST DAY OF 03/08
ERIC JOHNSON
MasterCard

Our newly formed Business Banking Unit launched its first promotion, highlighting our Business Line of Credit. The campaign exceeded internal goals as we reached new customers and opened additional lines and loans for current customers.

We introduced the Fidelity Business Line of Credit card in 2006, so our business customers can take advantage of an electronic means of accessing their line of credit.

CHANGES IN RETAIL

With Daniel J. Santaniello, Chief Retail Banking Officer, at the helm, many exciting initiatives are occurring in the Retail Division. Currently, our new Green Ridge Branch is nearing completion, and our West Scranton Branch will break ground soon. When we talk about execution, customer experience and competitive advantage, the Retail Division has applied what we've learned over the years.

The building is only one part of the equation. Defining the experience is the first step to executing it. The Retail Division has instituted a number of customer experience initiatives that outline exactly how the interaction with the customer will take place, for instance the standards on delivering sales and service as well as the professional look of a branch. No detail was overlooked during the process of defining the "Model Fidelity Experience."


Fidelity BANK

New Green Ridge Branch opening June 2007



New design for our West Scranton Branch. Slated for opening 4th quarter 2007.

Our Executive Team and Building Committee of the Board considered many ideas when deciding on what our new branches were going to look like and how they would operate. The team asked questions such as: How could we best serve our customers? What kind of interaction do we want to build to create a satisfying experience? How do we differentiate ourselves from our competition while still providing superior financial advice? It was the answer to these questions that led to a totally new interior and exterior branch design.

Our new offices will be out of the ordinary for Northeastern Pennsylvania, where customers will be greeted by a financial representative upon entering our building, a non-traditional teller area designed to give our customers more personalized service, and staff trained to manage any transaction and account opening process. Our Green Ridge grand opening is scheduled for mid-May. We encourage all our shareholders to come and take a tour of the new branch.


Fidelity BANK
Quick Coin

Self-service coin machine FREE to all Fidelity customers.

We know in today's time-starved lives of our customers, we need to be ready to serve our customers when and where they find it convenient. Our desire to create methods of delivery outside of normal business hours was the impetus to developing and staffing a full-service Customer Care Center, which operates extended business hours every day, and a website with online applications, making it possible to research new products and apply for deposit and loan accounts 24 hours a day, seven days a week. In addition, we added new self-service ATMs, where customers can deposit checks and cash at any time. Lastly, we provided a means for our customers to count and deposit their coins without the hassle of rolling or without the fees charged by supermarket machines. Our self-service coin machines are totally free of charge for our customers.

Our Customer Care Center is open extended hours, and acts as the service branch for all internet inquiries. Our Customer Care representatives not only answer telephone calls, but sell and open all traditional banking products. This year alone, the Customer Care Center handled an average of 5,000 calls per month and opened over 1,000 products and services via internet and telephone.

Some of the greatest success in the retail division occurred because of a single-minded focus on building relationships with our customers. In this highly competitive Northeastern Pennsylvania marketplace, our core deposits for consumers (deposits gathered from checking, savings, and money market accounts) has grown by 32%. Personal checking account deposits grew by 10%, and personal and commercial money market accounts grew by 191%. Our consumer loan portfolio, encompassing home equity, home equity line of credit and personal loans grew 10%, while our mortgage loans grew 15%.

Because broadening and deepening relationships is at the core of all the changes we are making, we also continually monitor the number of our Fidelity family households that hold only a single product or service with us. Banking industry norms state that most banks have 53% of their households holding only a single product or service. We are pleased to say that due the constant effort to strengthen our relationship with our customers, the number of our single product or service households is only 40% of our total... far exceeding the industry norm.


Fidelity BANK
HOME EQUITY CARD
MasterCard

Customer convenience was behind the introduction of the Fidelity Home Equity Card, a card specially designed for our customers to access their home equity line of credit at any ATM or retail location.

CHANGES IN TRUST AND ASSET MANAGEMENT

We continue to place an emphasis on building our Trust and Asset Management Divisions. Mary McNichols, with over twenty years of Trust experience, recently joined the Fidelity staff as Vice President, Trust Officer. With her expertise, we plan to accelerate the growth of our personal trust services, building on the success that Tom Norek provides in Corporate Trusts. As one of the few local banks with a dedicated Trust Department, we continue to build on our reputation for personalized services, where a Banker specializing in Trust is always available to take our customers' calls.

Bill McAndrew continues to grow fee income generated from our Fidelity Asset Management group, with a 60% growth this year alone. Bill has been named one of the top 50 Financial Representatives in the country by Financial Consulting Magazine – a true honor for him and for us. With Bill's knowledge and insight, we can provide world-class financial consulting right here for our local customers.



Mary McNichols, Vice President & Trust Officer

William McAndrew, Vice President & Financial Services Manager

From front to back:
Rebekah Tasker, Customer Care Center Specialist
Cynthia Uchic, Customer Care Center Specialist
Richard Healey, Customer Care Center Manager
Mary White, Customer Care Center Specialist



OPTIONS
CONVENIENCE
Fidelity
BANK
PLANTRONICS
Open A Fidelity ADVANTAGE MoneyMarket Account Today!

This year alone, the Fidelity Customer Care Center handled an average of 5,000 calls per month and opened over 1,000 products and services via internet and telephone.

SUMMARY OF CHANGE

One of the greatest pressures on earnings over the last few years has been our high level of non-performing assets. Due to the diligent work of our Risk Management Team, we can say that we are now more in line with our peers. Our non-performing loans are at the lowest level since 2004, down by over $9 million, and our ratio of non-performing loans to total loans is now 0.82% vs. 2.36% at the end of last year.



$15,000,000.00
$12,000,000.00
$9,000,000.00
$6,000,000.00
$3,000,000.00
March 2004
June 2004
September 2004
December 2004
March 2005
June 2005
September 2005
December 2005
March 2006
June 2006
September 2006
December 2006

"Vision without action is merely a dream. Action without vision just passes the time. Vision with action can change the world."

Joel Barker

We've continued to focus on the structure of the Company so that everything is in alignment. Operationally, we've put a number of initiatives in place to help the sales force deliver seamless customer service. Our ATM network was upgraded to provide less downtime and our systems now run faster and update quicker.

Our goals for 2007 are lofty, and we believe we've put in all the components to be able to deliver a customer experience second to none. Our dedicated workforce is committed to executing on the ideals that Fidelity D & D Bancorp, Inc. embodies. With our new initiatives beginning to take shape, our advantage over our competition becomes more and more evident. We know we've built the team, the process, the structure, and the plan to be successful. We look forward to the challenges 2007 has in store for us.

INVESTOR RELATIONS

FIDELITY D&D BANCORP, INC.

WE ARE A PUBLIC COMPANY WHOSE STOCK IS TRADED ON THE OVER THE COUNTER BULLETIN BOARD UNDER THE SYMBOL FDBC.

REGISTRAR AND TRANSFER AGENT

Shareholders services provided

- Stock transfer
- Dividend reinvestment plan
- Direct deposit of dividends
- Duplicate mailing notification

REGISTRAR AND TRANSFER COMPANY

Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948 or info@rtco.com
www.rtco.com

SHAREHOLDER/INVESTOR INQUIRIES

Requests for information or assistance regarding Fidelity D & D Bancorp, Inc. stock should be directed to our Investor Relations Department at 570-348-4357 or investor@fddbank.com.

MARKET MAKERS

The following firms are believed to presently make a market in Fidelity D & D Bancorp, Inc. Stock on the Over The Counter Bulletin Board.

Arthurs, Lestrange & Company, Inc.
(412) 566-6800
1405 McFarland Road
Pittsburgh, PA 15216

Boenning & Scattergood, Inc.
(610) 832-1212
Four Tower Bridge
200 Barr Harbor Drive, Suite 300
West Conshohocken, PA 19428

Domestic Securities, Inc.
(201) 782-0888
160 Summerville Drive
Montvale, NJ 07645

Hill Thompson Magid & Co., Inc.
(201) 434-6900
15 Exchange Place, Suite 800
Jersey City, NJ 07302

Knight Equity Markets, L.P.
(201) 222-9400
Newport Tower
525 Washington Boulevard
Jersey City, NJ 07310

Monroe Securities, Inc.
(800) 766-5560
343 West Erie Street, Suite 410
Chicago, IL 60610

Pershing Trading Company, L.P.
(201) 413-3531
One Pershing Plaza
Jersey City, NJ 07399

Ryan Beck & Co., Inc.
(973) 549-4000
18 Columbia Turnpike
Florham Park, NJ 07932

UBS Capital Markets, L.P.
(201) 963-9100
111 Pavonia Avenue
Jersey City, NJ 07310

BRANCHES AND ATMS


LACKAWANNA COUNTY
Childs
Eynon
Peckville
Dunmore
Clarks Summit
Scranton
Moosic
Pittston
West Pittston
Kingston
Stroudsburg
LUZERNE COUNTY
MONROE COUNTY

BRANCH AND ATM LOCATIONS

Abington Office
1311 Morgan Highway
Clarks Summit, PA 18411
570-586-3212

Downtown Scranton*
139 Wyoming Avenue
Scranton, PA 18503
570-344-4994

Eynon Office
511 Scranton-Carbondale Highway
Eynon, PA 18403
570-521-5000

Fidelity Financial Center
338 N. Washington Avenue
Scranton, PA 18503
570-504-8001

Green Ridge Plaza
1600 Nay Aug Avenue
Scranton, PA 18509
570-342-5532

Keystone Industrial Park
1232 Keystone Industrial Park Road
Dunmore, PA 18512
570-348-4003

* No ATM

Kingston Office
247 Wyoming Avenue
Kingston, PA 18704
570-338-0119

Main Office
Blakely & Drinker Streets
Dunmore, PA 18512
570-342-8281

Moosic Office
4010 Birney Avenue
Moosic, PA 18507
570-504-0789

Peckville Office
1598 Main Street
Peckville, PA 18452
570-483-3300

Pittston Office
403 Kennedy Boulevard
Pittston, PA 18640
570-883-7339

West Pittston Office
801 Wyoming Avenue
West Pittston, PA 18643
570-908-0103

ATM ONLY LOCATIONS

Convenient Food Mart
100 Highland Avenue
Clarks Summit, PA 18411

Marywood University
Nazareth Hall
Scranton, PA 18509

Snö Mountain Ski Lodge
Scranton, PA 18505

Riccardo's Market
320 South Blakely Street
Dunmore, PA 18512

The Ice Box
3 West Olive Street
Scranton, PA 18508

US MiniMart
511 Main Street
Childs, PA 18407

US MiniMart
1650 West Main Street
Stroudsburg, PA 18360

TRUST DEPARTMENT

Personal and Corporate Trust, Estate Administration and Investment Services

Main Office
2nd Floor
Blakely & Drinker Streets
Dunmore, PA 18512
570-504-2244

FIDELITY ASSET MANAGEMENT

Full Brokerage and Insurance Services

Main Office
Blakely & Drinker Streets
Dunmore, PA 18512
570-504-2206

CUSTOMER CARE CENTER

570-342-8281
800-388-4380

DIRECTORS, OFFICERS, & SUPERVISORS

FIDELITY D & D BANCORP, INC. BOARD OF DIRECTORS AND OFFICERS

DIRECTORS
Samuel C. Cali, Chairman Emeritus
Patrick J. Dempsey, Chairman of the Board
Paul A. Barrett, Esq., Secretary of the Board
John T. Cognetti, Assistant Secretary of the Board
Michael J. McDonald, Esq., Vice Chairman of the Board
David L. Tressler, Sr.
Mary E. McDonald
Brian J. Cali, Esq.

OFFICERS
Steven C. Ackmann, President & Chief Executive Officer
Daniel J. Santaniello, Vice President & Chief Operating Officer
Salvatore R. DeFrancesco, Jr., CPA, Treasurer & Chief Financial Officer
Barbara Shimkus, Assistant Secretary to the Board & Investment Relations Officer
Diane Davis, Assistant Secretary to the Board

THE FIDELITY DEPOSIT AND DISCOUNT BANK OFFICERS AND STAFF

Steven C. Ackmann, President & Chief Executive Officer

FINANCIAL DIVISION
Salvatore R. DeFrancesco, Jr., CPA, Executive Vice President & Chief Financial Officer
Robert Farrell, Vice President, Cashier & Controller
Alexander T. Behr, Vice President & Financial Analyst
Mary Ann Coviello, Accounting Services Manager

RETAIL SERVICES DIVISION
Daniel J. Santaniello, Executive Vice President & Chief Retail Banking Officer
Michelle Carr, Vice President & Regional Retail Banking Manager
Donna Gizenski, Vice President & Regional Retail Banking Manager - Kingston
Maryann Ellefsen, Assistant Vice President & Retail Services Manager
Jody Lewis, Assistant Vice President & Retail Branch Manager - Moosic
Victoria Randis, Assistant Vice President & Consumer Loan Manager
Richard Simmers, Assistant Vice President & Residential Mortgage Loan Manager
Ellen Swartz, Assistant Vice President & Training Manager
Frances Banick, Assistant Vice President, Assistant Secretary to the Board & Customer Service Specialist
Suzette Besciglia, Retail Branch Manager - Keystone Industrial Park
Jacqueline Castellani, Retail Branch Manager - Financial Center
Susan Colborn, Retail Branch Manager - Peckville
Richard Healey, Customer Care Center Manager
Mary Lou Janeski, Retail Branch Manager - Scranton
Ellen Kanton, Retail Branch Manager - Abington
Dina Scavone, Retail Branch Manager -West Pittston
Karen Sweeney, Retail Branch Manager - Dunmore
Christine Valvano, Retail Branch Manager - Green Ridge
George Yakubisin, Facilities Manager
Paul Arvay, Mortgage Originator
Catherine Langan, Mortgage Originator
Brian Rinaldi, Mortgage Originator
Francis Cimino, Customer Service Specialist - Kingston
Margaret Dermody, Consumer Loan Specialist

TRUST
Mary McNichols, Vice President & Trust Officer
Thomas Norek, Assistant Vice President & Corporate Trust Officer
Virginia Kielar, Trust Operations Manager

FIDELITY ASSET MANAGEMENT
William McAndrew, Vice President & Financial Services Manager

COMMERCIAL LENDING DIVISION
James T. Gorman, Executive Vice President, Senior Lender & Chief Commercial Banking Officer
John Cantarella Vice President & Small Business Sales Manager
Marilyn Skettino, Vice President & Small Business Banking Manager
Francis Crowley, Vice President & Commercial Banking Officer
John Ferrett, Vice President & Commercial Banking Officer
John Keeler, Vice President & Government Banking Officer
Thomas Zabresky, Vice President & Commercial Banking Officer
Rosalia Strausser, Vice President & Business Banking Officer II
Harold Wesley, Assistant Vice President & Business Banking Officer
Doreen Santorsa, Cash Management Officer
Kathleen Timlin, Small Business Banking Officer I
Diane Davis, Administrative Assistant

RISK MANAGEMENT DIVISION
John T. Piszak, Senior Vice President & Chief Risk Officer
John Corcoran, Vice President & Resource Recovery Manager
Thomas Caswell, Assistant Vice President & Credit Analysis Supervisor
Laura Rivezzi, Assistant Vice President & Security Officer
Darlene Roberts, Assistant Vice President, Compliance Officer & Bank Secrecy Act Officer
Richard Strauss, Assistant Vice President & Loan Workout Officer
Robert Siarniak, Collections Manager
Mary Alice Washko, Credit Administrator

SUPPORT SERVICES
Nadine Marranca, Vice President & Senior Banking Operations Officer
Joann Marsili, Vice President & Marketing Director
Yvonne Del Rosso, Assistant Vice President & Information Technology Manage
Maureen Polster, Assistant Vice President & Loan Operations Manager
Barbara Shimkus, Assistant Vice President & Executive Secretary
Sharon Van Leuven, Assistant Vice President & Data Processing Manager
Denise Bernier, Electronic Banking Manager
Joyce Jones, Human Resource Manager
Elizabeth Loughney, Deposit Operations Manager
Beth Munson, Imaging Supervisor
Elaine Motichka, Loan Operations Specialist

PRODUCTS AND SERVICES

CONSUMER DEPOSIT PRODUCTS
- Personal Checking Accounts
  - Freedom Checking Accounts
  - EZ Access Checking Accounts
  - Senior Checking Accounts
  - Scholar Checking Accounts
- NOW Accounts
- Money Market Accounts
- Optimum Choice Savings
- Statement Savings Accounts
- Scholar Savings Accounts
- Fixed Rate or Variable Rate IRA Certificate of Deposit
- Christmas and All Purpose Club Accounts
- Certificate of Deposit

CONSUMER ELECTRONIC SERVICES
- Courtesy Coverage
- Fidelity At Work Program (Offered to businesses for their employees)
- Direct Deposit Services
- ATM Services:
  - Fidelity Check Card
- Telephone Link
- On-Line Banking
- Web Bill Pay
- EZ Statement

CONSUMER LOAN PRODUCTS
- Home Equity Loans
- Home Equity Line of Credit
- Mortgage Loans
- Construction Mortgages
- Auto Loans
- Personal Line of Credit
- Installment Loans
- Student Loans
- Preferred Lines of Credit

BUSINESS LOAN PRODUCTS
- Commercial Loans
- Equipment Loans
- Lines of Credit
- Community Development Loans
- Commercial/Equipment Leasing
- Commercial Mortgages
- Letters of Credit

SPECIAL BUSINESS LOAN PROGRAMS
- SBA Loan Programs
- PENNCAP Loans
- PEDFA Loans
- FHLB - BOB Program

BUSINESS ELECTRONIC SERVICES
- Cash Manager
- Telephone Link
- On-Line Banking
- MasterCard/Visa Merchant Processing
- ACH Origination Processing
- Business Check Card
- Remote Deposit

BUSINESS DEPOSIT PRODUCTS AND SERVICES
- Business Freedom Checking
- Business NOW Accounts
- Business Money Market Deposit Accounts
- Corporate Checking
- Fidelity Visa Business Check Card
- Savings Accounts
- Certificates of Deposit
- Sweep Accounts
- Fidelity At Work Program
- Fidelity Muni Choice

INVESTMENT SERVICES*
- Annuities
- Mutual Funds
- Long-Term Care Insurance
- Whole Life Insurance
- Variable Life Insurance
- Retirement Accounts:
  - 401K
  - SEP
  - SIMPLE
  - IRA

TRUST SERVICES
- Corporate Trust Services
  - Bond Trustee
  - Paying Agent
  - Institutional Money Management
- Personal Trust
  - Revocable and Irrevocable Trusts
- Charitable Trusts
- Special Needs Trusts
- Testamentary Trusts
- Estate Settlement & Services
- Endowments
- Guardianships

ADDITIONAL BANK SERVICES
- Acceptance of County Real Estate Taxes
- Acceptance of TT&L Payments for Business
- Series "EE" and "I" U.S. Savings Bonds
- Travelers Checks, Money Orders, Certified Checks, and Cashier Checks
- Wire Transfer Services
- Safe Deposit Services
- ACH Services
- Direct Deposit Services

*Not FDIC insured. No Bank Guarantee. May Lose Value.

LENDER FDIC

Fidelity BANK DEPOSIT & DISCOUNT Member FDIC

...WORKS FOR ME™

END

800-388-4380 | www.bankatfidelity.com

This Annual Report may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results and trends coul differ materially from those set forth in such statements due to various factors. These factors include the possibility that increased demand or prices for th company's financial services and products may not occur, changing economic, interest rate and competitive conditions, technological developments and othe risks and uncertainties, including those detailed in the company's filings with the Securities and Exchange Commission.